

SECUR 12063175 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8-05761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hutchinson, Shockey, Erley & Co. and Subsidiary

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 W. Adams Street, Suite 1700
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy Meier (312) 443-1560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hutchinson, Shockey, Erley & Co. and Subsidiary, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO / Treasurer

Title

Notary Public

24th day of May 2012


NOTARY PUBLIC
OFFICIAL SEAL
STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Independent Auditor's Report

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Hutchinson, Shockey, Erley & Co. and Subsidiary (collectively, the Company) as of March 31, 2012, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hutchinson, Shockey, Erley & Co. and Subsidiary as of March 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

McGladrey LLP

Chicago, Illinois
May 25, 2012

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2012

Assets	
Cash	$ 601,808
Cash segregated under federal and other regulations	300,113
Receivables from customers	542,463
Receivables from broker-dealer and clearing organization	269,286
Accrued interest receivable	520,003
Trading securities, at fair value ($46,813,344 pledged)	64,833,393
Office furnishings, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,740,622	1,144,299
Other assets	2,489,060
Total assets	$ 70,700,425
Liabilities and Shareholders' Equity	
Liabilities	
Collateralized loans	$ 28,000,000
Payables to customers	40,459
Payables to broker-dealer and clearing organization	16,905,027
Accrued expenses and other liabilities	10,603,921
Total liabilities	55,549,407
Shareholders' equity	
Common stock, $1 par value - 15,000 shares authorized; 12,820 shares issued and outstanding	12,820
Paid-in capital	930,009
Retained earnings	14,208,189
	15,151,018
Total shareholders' equity	
	$ 70,700,425

See Notes to Consolidated Financial Statements.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Income
Year Ended March 31, 2012

Revenue:	
Underwriting revenues	$ 18,967,409
Trading profits	7,558,437
Interest	1,740,691
Total revenue	28,266,537
Expenses:	
Employee compensation and benefits	16,021,696
Underwriting expenses and other closing costs	3,621,569
Interest	888,578
Communications	1,029,572
Travel and entertainment	845,915
Occupancy, equipment, and related expenses	814,562
Professional services	326,653
Depreciation and amortization	329,226
Other	992,702
Total expenses	24,870,473
Income before income tax provision	3,396,064
Income tax provision	875,000
Net income	$ 2,521,064

See Notes to Consolidated Financial Statements.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Changes in Shareholders' Equity
Year Ended March 31, 2012

	Common Stock				
	Number of Shares Issued and Outstanding	Par Value Amount	Paid-In Capital	Retained Earnings	Total
Balance, beginning	12,995	$ 12,995	$ 1,122,394	$ 12,738,364	$ 13,873,753
Dividend	-	-	-	(1,051,239)	(1,051,239)
Retirement of common stock	(175)	(175)	(192,385)	-	(192,560)
Net income	-	-	-	2,521,064	2,521,064
Balance, ending	12,820	$ 12,820	$ 930,009	$ 14,208,189	$ 15,151,018

See Notes to Consolidated Financial Statements.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Statement of Cash Flows
Year Ended March 31, 2012

Cash Flows from Operating Activities	
Net income	$ 2,521,064
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	329,226
Deferred rent obligation	(94,294)
Benefit of deferred income taxes, net of change in valuation allowance	48,000
Changes in assets and liabilities:	
Decrease in cash segregated under federal and other regulations	920
Increase in receivables from customers	(344,530)
Decrease in receivable from broker-dealer and clearing organization	478,267
Increase in accrued interest receivable	(41,453)
Increase in trading securities and securities sold short, not yet purchased, net	(27,015,171)
Increase in other assets	(610,259)
Increase in payables to customers	5,157
Increase in payable to broker-dealer and clearing organization	15,386,208
Increase in accrued expenses and other liabilities	3,303,539
Net cash used in operating activities	(6,033,326)
Cash Flows from Investing Activities	
Purchase of office furnishings, equipment, and leasehold improvements	(183,888)
Net cash used in investing activities	(183,888)
Cash Flows from Financing Activities	
Net increase in collateralized loans	7,200,000
Payment of dividend	(1,051,239)
Retirement of common stock	(192,560)
Net cash provided by financing activities	5,956,201
Net decrease in cash	(261,013)
Cash:	
Beginning	862,821
Ending	$ 601,808
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for interest	$ 893,962
Cash paid during the year for income taxes	$ 658,283

See Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Hutchinson Shockey, Erley & Co. (HSE) and its wholly owned subsidiary, HSE Leasing, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of operations: HSE is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). HSE deals in fixed income municipal debt securities as either an underwriter or broker, and clears all transactions through the Depository Trust and Clearing Corporation. HSE's customers are primarily banks and other financial institutions.

HSE Leasing, LLC was organized on November 20, 2009 as a limited liability company for the purposes of entering into, facilitating, and/or transferring municipal leases. HSE Leasing, LLC does not conduct any broker-dealer business.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash segregated under federal regulations: Cash segregated under federal regulations represents amounts segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities transactions: Securities transactions are recorded on trade date. Customers' securities are recorded on settlement date with related income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as payable to clearing organization on the consolidated statement of financial condition.

Fair value of financial instruments: Trading securities and other financial instruments are recorded on trade date and reflected at fair value, or at carrying value that approximates fair value. Gains or losses are recorded in trading profits.

Underwriting transactions: Underwriting revenues include gains, losses, and fees arising from securities offerings in which the Company acts as underwriter or agent. Underwriting revenues additionally include investment banking management fees. Underwriting revenues are recorded on the trade date or, in certain circumstances, at the time the transaction is priced and income is reasonably determinable.

Underwriting expenses include closing costs and other expenses incurred by the Company associated with underwriting transactions and other investment banking services. These costs consist primarily of bond counsel fees, bond insurance expense, rating service fees and other clearing fees. Underwriting expenses are recorded at the time the related underwriting revenues are recognized.

Depreciation and amortization: Depreciation on office furnishings, fixtures, and computer hardware are provided on a double declining-balance basis over seven years. Software is amortized over five years. Leasehold improvements are amortized using the lesser of estimated useful lives of the improvements or term of the lease.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Deferred rent obligation: Base rentals due under the office lease agreement, net of rental incentives received, are recognized as rental expense on a straight-line basis over the term of the lease which varies from the actual periodic payments required under the lease agreement resulting in a deferred lease obligation. The deferred rent obligation is amortized over the term of the lease as a reduction of rental expense. The deferred rent obligation consists of free monthly rent and leasehold improvement incentives.

Income taxes: Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to tax carryforwards and temporary differences in the timing of the recognition of income and expense for tax and financial reporting purposes. Temporary differences arise from differences between the book basis and tax basis of the Company's assets and liabilities which are expected to reverse at some future date. The provision for income taxes equals income taxes currently payable for the year and the net change in the deferred asset/liability balance. The Company records a valuation allowance to reduce its deferred tax asset when it is not more likely than not that such amounts will be realized.

The Company has evaluated its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through March 31, 2012. The Company is generally not subject to examination by U.S. federal, state, and foreign tax authorities for the tax years before 2008.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Under the Codification, inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company's valuation of its municipal bond inventory is based upon broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These securities are classified within Level 2 of the fair value hierarchy. Fair value of exchange-traded derivative contracts is based upon exchange settlement prices and classified as Level 1 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

The following table summarizes the Company's assets and liabilities measured at fair value at March 31, 2012 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Trading securities - fixed income municipal securities	$ -	$ 64,833,393	$ 64,833,393
Receivables from broker-dealer and clearing organization - futures contracts	(12,531)	-	(12,531)
Other assets	2,951	12,566	15,517
Total assets at fair value	$ (9,580)	$ 64,845,959	$ 64,836,379

Substantially all of the Company's other assets and liabilities, except for office furnishings, equipment and leasehold improvements, are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3. Derivative Instruments

Disclosure is presented to provide the users of the consolidated financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to interest rate futures contracts to hedge against interest rate exposure of the underwriting inventory. These derivative contracts are recorded on the consolidated statement of financial condition as receivables from broker-dealer and clearing organization measured at fair value and the related net gain associated with these derivatives is recorded in underwriting revenues on the consolidated statement of income. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments as those terms are generally understood for disclosure purposes. For the year ended March 31, 2012, a total of 15 derivative trades were entered into by the Company, resulting in a net loss of $654,000.

Note 4. Receivable from and Payable to Broker-Dealer and Clearing Organization

Amounts receivable from and payable to broker-dealer and clearing organization at March 31, 2012, consist of the following:

	Receivable	Payable
Deposit at clearing organization	$ 100,000	$ -
Receivables from broker-dealer	169,286	-
Net payable to clearing organization for unsettled securities transactions	-	16,571,016
Securities failed-to-receive	-	334,011
	$ 269,286	$ 16,905,027

Net payable to clearing organization for unsettled securities transactions include net unsettled regular way and delayed delivery transactions receivable of $133,371,194 and payable of $149,942,210 at March 31, 2012.

Note 5. Collateralized Loans

Collateralized loans are borrowings from banks, payable on demand, and collateralized by trading securities. The Company had an available line of credit during the year of $75,000,000. The average and maximum borrowings during the year were $25,980,600 and $48,300,000, respectively. During the year, the variable interest rate charged on borrowings under the line was 3 percent. The interest rate on March 31, 2012 was 3 percent. At March 31, 2012, the Company had an available credit line of $75,000,000, of which it had utilized $28,000,000. The collateralized loans are renewable annually and were renewed on April 26, 2012.

Note 6. Lease Agreements

The Company has operating lease agreements covering its offices in Chicago (lease through June 2019), Milwaukee (September 2013), Kansas City (March 2012), Denver (April 2012), Houston (May 2012) and Phoenix (December 2012).

Subsequent to year end, a separate lease expiring on May 31, 2013 at Kansas City was executed and the Phoenix lease was extended to May 31, 2015 at modified terms.

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals, excluding escalation charges and other operating costs, at March 31, 2012, are approximately as listed below:

	Minimum Lease Payments
Year Ending March 31	
2013	$ 313,000
2014	256,000
2015	248,000
2016	256,000
2017	263,000
Thereafter	622,000
	$ 1,958,000

Rent expense, which includes escalation charges and other operating costs, amounted to $518,800 for the year ended March 31, 2012.

Accrued expenses and other liabilities on the consolidated statement of financial condition includes a deferred rent obligation of $684,610 of credits received by the Company. Base rentals are recognized as expense using the straight-line method.

Note 7. Capital Stock and Stock Repurchase Agreements

All shareholders are parties to stock purchase agreements (the Agreements). The Agreements provide that the Company has the right of first refusal in the event that a shareholder has an offer to sell his or her stock in the Company. Further, in the event of a shareholder's retirement, disability, death, or termination, the shareholder's stock is to be offered for repurchase by the Company, and the Company shall have the right but not the obligation to repurchase or elect to permit the remaining shareholders to purchase such shares proportionately. The repurchase price of the stock is based on book value, as defined in the Agreements.

Subsequent to year end, 150 shares of common stock were retired at a value of $177,275 on April 30, 2012.

The repurchase of shares by the Company may be limited by the net capital rules of the SEC.

Note 8. Benefit Plans

The Company maintains a defined contribution and profit sharing plan for qualified employees. The Company makes matching contributions and may elect to make discretionary profit sharing contributions based upon pro rata compensation of all benefiting participants. The Company's matching contribution for the year ended March 31, 2012, was $238,300. For the year ended March 31, 2012, there were no profit sharing contributions.

The Hutchinson, Shockey, Erley & Co. Deferred Compensation and Supplemental Death Benefit Program (the Plan) was adopted effective September 30, 2011. The Plan was established in order to allow eligible employees to make pre-tax deferrals of certain bonuses. The Plan is intended to be an unfunded, nonqualified deferred compensation plan for a select group of management and highly compensated employees. Under the provisions of the Plan, a mandatory contribution for eligible employees was computed subsequent to March 31, 2012, when a portion of the bonus expense for the year ended March 31, 2012 was designated as the "Executive Bonus Plan". This mandatory contribution by these employees totaled approximately $808,000 and was withheld from bonus payments made in April 2012. The Company established a trust and contributed these deferrals to that trust to be held until paid to the Plan participants, subject to the claims of the Company's creditors.

Note 9. Income Taxes

An income tax provision of $875,000 in the consolidated statement of income consists of a current provision of $923,000 and deferred benefit of $48,000. Of the $875,000 tax provision, $625,000 is federal and $250,000 is state.

A net deferred tax asset of approximately $401,000 included in other assets in the consolidated statement of financial condition includes gross deferred tax assets of $759,000 primarily attributable to available alternative net deferred minimum tax (AMT) credits and temporary differences, offset by a valuation allowance of $358,000. The AMT credits have no expiration date. During the year ended March 31, 2012, the Company decreased the deferred tax asset valuation allowance from $529,000 to $358,000. The valuation allowance has been established for the portion of the deferred tax assets attributable to the AMT credits carried forward and nonrealizable as it is not more likely than not that such amounts will be realized.

The Company's effective tax rate of 26 percent is less than the federal statutory tax rate of approximately 34 percent primarily due to tax-exempt interest income (net of disallowed interest expense).

Note 10. Commitments, Indemnifications and Contingent Liabilities

In the normal course of business, the Company enters into delayed delivery and underwriting commitments. Transactions relating to such commitments that were open as of March 31, 2012, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's consolidated financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

Note 11. Off-Balance-Sheet Risk

Customer activities: In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. As such, the Company guarantees to the respective clearing houses or other brokers its customers' performance under these contracts. The Company could be exposed to off-balance-sheet risk should either the customer or the broker fail to fulfill its contracted obligation, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event that the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring compliance with bank terms on a daily basis.

Market risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

The Company's transactions in derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain.

Note 11. Off-Balance-Sheet Risk (Continued)

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and securities instruments may serve to collateralize amounts due. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company, from time to time, has cash deposits in financial institutions in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 12. Regulatory Requirements

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $9,147,067, which was $8,450,532 in excess of its required net capital of $696,535. The Company's net capital ratio was 1.14 to 1. The net capital rule may effectively restrict dividends to shareholders.

Pursuant to SEC Rule 15c3-3, the Company had $300,113 of cash deposited in a special reserve bank account for the exclusive benefit of customers.

Note 13. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

Supplementary Information

Hutchinson, Shockey, Erley & Co. and Subsidiary

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 **Schedule I**
March 31, 2012

Net capital:	
Shareholders' equity	$ 15,151,018
Less:	
Nonallowable assets	
Fixed assets (net of accumulated depreciation and amortization)	(1,144,299)
Other assets	
Prepaid expenses	(378,884)
Receivables - other	(320,368)
Other	(421,109)
Other charges	(174,915)
Net capital before haircuts on security positions	12,711,443
Haircuts on securities:	
Trading securities	(3,306,608)
Undue concentration	(257,768)
Net capital	$ 9,147,067
Aggregate indebtedness:	
Total liabilities	$ 55,549,407
Less:	
Collateralized loans	(28,000,000)
Payables to broker-dealer and clearing organization	(16,905,027)
Accrued expenses and other liabilities - deferred taxes	(152,872)
Adjustment based on deposit in special reserve account	(43,487)
	$ 10,448,021
Net capital required (greater of 6-2/3% of aggregate indebtedness, or $250,000)	$ 696,535
Excess net capital	$ 8,450,532
Percentage of aggregate indebtedness to net capital	114 %

Note: There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report, Part II of Form X-17A-5 as of March 31, 2012.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Computation for Determination of Reserve Requirements Under Rule 15c3-3 **Schedule II**
March 31, 2012

Credit balances:		
Credit balances in customers' cash accounts	$	40,459
Customers' securities failed to receive		334,011
Total credit balances		374,470
Debit balances:		
Debit balances in customers' cash accounts		330,983
Total debit balances		330,983
Excess of total credits over total debits	$	43,487
Amount held on deposit in reserve bank account	$	300,113

Note: There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report, Part II of Form X-17A-5 as of March 31, 2012.

Hutchinson, Shockey, Erley & Co. and Subsidiary

Information Relating to Possession or Control Requirements Under Rule 15c3-3 **Schedule III**
March 31, 2012

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.

A. Market value	$ -
B. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from 'temporary lags which result from normal business operations' as permitted under Rule 15c3-3.

A. Market value	$ -
B. Number of items	None

Note: There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report, Part II of Form X-17A-5 as of March 31, 2012.

Independent Auditor's Report on Internal Control

To the Board of Directors
Hutchinson, Shockey, Erley & Co. and Subsidiary
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of Hutchinson, Shockey, Erley & Co. (HSE) and Subsidiary (collectively, the Company) as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by HSE, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of HSE is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which HSE has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that HSE's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Chicago, Illinois
May 25, 2012

Hutchinson, Shockey, Erley & Co. and Subsidiary

Consolidated Financial Report
March 31, 2012

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.